                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2005

                        COMMISSION FILE NUMBER: 000-50975

                        CHINA FINANCE ONLINE CO. LIMITED
                 (Translation of registrant's name into English)

                         Room 610B, 6/ F Ping'an Mansion
                             No. 23 Financial Street
                        Xicheng District, Beijing 100032
                                      China
                                (86-10) 6621-4728
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  FORM 20-F [X]             FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     YES [ ]                   NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 2g3-2(b): 82-___N.A.___.

                  The index of exhibits may be found at Page 2



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                        CHINA FINANCE ONLINE CO. LIMITED

                                    Form 6-K

                                Table of Contents


                                                                         PAGE
                                                                        ------
Signature                                                               Page 3

Press release regarding second quarter 2005 results,
 dated August 1, 2005                                                   Page 4



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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   CHINA FINANCE ONLINE CO. LIMITED

                                   By:  /Sam Qian/
                                      ------------------------------------------
                                   Name:   Sam Qian
                                   Title:  President and Chief Financial Officer



Date: August 1, 2005



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            CHINA FINANCE ONLINE REPORTS SECOND QUARTER 2005 RESULTS

         (Beijing, China, August 2, 2005) China Finance Online Co. Limited (Nasdaq: JRJC), a leading Chinese online financial information and listed company data provider, today announced its financial results for the quarter ended June 30, 2005:

    * Net revenues grew by 38% compared to the same period in 2004 to US$1.84 million for the quarter.

    * Net income grew by 7% compared to the same period in 2004 to US$1.01 million for the quarter. Basic and diluted income per ADS were each US$0.05 for the quarter. Basic and diluted income per share were each US$0.01 for the quarter.

    * Gross margin for the quarter was 94%, compared to 93% for the same period in 2004. Net income margin was 55% for the quarter, compared to 71% for the same period in 2004.

FINANCIAL RESULTS

For the second quarter of 2005, China Finance Online reported net revenues of US$1.84 million, an increase of 38% from US$1.34 million for the same period in 2004 primarily due to the increase in advertising related business. Net revenues decreased by 4% from US$1.93 million in the first quarter of 2005, which is mainly attributable to the negative impact of the prolonged weak Chinese stock market. The Shanghai Stock Exchange Index reached the eight-year low on June 6, 2005. Revenue from our advertising related business for the quarter contributed US$335,000, representing 18% of net revenues for the second quarter of 2005.

Gross profit increased by 39% to US$1.73 million for the second quarter of 2005 from US$1.24 million for the same period in 2004 which is in line with the increase of net revenues. Gross margin was 94% in the second quarter of 2005 compared with 93% for the same period in 2004 or 94% for the first quarter of 2005.

Operating expenses for the second quarter of 2005 totalled US$1.01 million, an increase of 138% from US$424,000 reported for the same period in 2004. This increase is primarily the result of increases in our general and administrative expenses, sales and marketing expenses, and to a lesser extent, contributed from product development expenses. Total operating expenses were 55% of net revenues for the second quarter of 2005, compared with 32% for the same period in 2004.


o General and administrative expenses for the quarter were US$373,000, an increase of 301% from US$93,000 for the same period in 2004, which is mainly due to reporting and other related costs associated with our becoming a public company in the U.S. The increase of the expense, to a lesser extent is also due to the staff compensation as a result of the increased number of employees.

o Sales and marketing expenses for the quarter increased by 120% from US$221,000 for the same period in 2004 to US$486,000. This increase is largely contributed from an online marketing campaign. We have signed sponsorships and co-branding partnerships with many popular Chinese portals this quarter to promote our brand name and attract more traffic to our website. The marketing effort is part of the plan of the usage of our IPO proceeds. It will help the distribution and sales for our products.


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


o Product development expenses for the quarter were US$54,000, an increase of 27% from US$43,000 for the same period in 2004, primarily due to increases in the salary and compensation expenses of personnel engaged in the research, development and implementation of our new products.

As a result of the foregoing, income from operations for the second quarter of 2005 was US$722,000, a decrease of 12% from US$820,000 for the same period in 2004 and a decrease by 34% from US$1.09 million in the first quarter of 2005. Net income for the second quarter of 2005 was US$1.01 million, representing an increase of 7% from US$942,000 for the same period in 2004 and a decrease of 21% from US$1.28 million in the previous quarter.

Net income margin for the second quarter of 2005 was 55%, compared to 71% for the same period in 2004 and 66% in the previous quarter. The total income tax expenses for the quarter were US$101,000 compared to the income tax benefit amounted to US$93,000 for the same period in 2004. The difference is attributable primarily to the fact that CFO Beijing was exempted from enterprise income tax in 2004 and will be subject to 12% enterprise income tax rate in 2005. Basic income per ADS was US$0.05, and basic income per share was US$0.01 for the second quarter of 2005. Diluted income per ADS was US$0.05, and diluted income per share was US$0.01 for the second quarter of 2005.

The number of new subscribers for the second quarter of 2005 was 2,567, representing a decrease of 63% from 7,032 for the same period in 2004. Repeat subscribers for the second quarter of 2005 were 2,515, representing a decrease of 22% from 3,218 for the same period in 2004. Decreases in number of new subscribers and in number of repeat subscribers were primarily due to further weakening in China's stock markets during the second quarter of 2005.

Average subscription fee per subscriber, or ASF, for new subscribers increased by 6% to US$165 for the second quarter of 2005 from US$156 for the same period in 2004 but decreased by 21% from US$208 in the previous quarter. ASF for repeat subscribers increased by 32% to US$246 for the second quarter of 2005 from US$186 for the same period in 2004 and increased by 3% from US$238 in the previous quarter. We believe that the decrease in our ASF quarter over quarter for new subscribers is primarily attributable to further weakening in China's stock markets during the second quarter of 2005, which has dampened the investors' interests in more expensive and more comprehensive products.

NEW PRODUCTS

Personal Finance is our new proprietary financial service package which combines personal finance tools such as book keeping, financial report and payment alert with comprehensive real time personal wealth management product information and news. Open beta testing of this new service offering has just finished and we are expecting to formally launch it in August 2005.

COMPLETED AND NEW STOCK REPURCHASE PROGRAM

During May and June of 2005, China Finance Online has repurchased a total of 1,659,442 American Depositary Shares, or ADSs, representing 8,297,210 ordinary shares, at an average cost of US$5.98. The repurchased shares of this program represent approximately 8.4% of the total shares outstanding.


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


On July 26, 2005, the Board of Directors of the Company has authorized a new repurchase program pursuant to which the company expects to purchase from time to time up to US$10 million worth of its American Depositary Shares, or ADSs, over a period of six months. The timing of these repurchases will depend on market conditions and other requirements.

CONFERENCE CALL

China Finance Online's management team will host a conference call at 9:00PM Eastern Standard Time on August 1, 2005 (or 9:00AM on August 2, 2005 in the Beijing/HK time zone) following the announcement.

The conference call will be available on Webcast live and for replay at: http://www.chinafinanceonline.com/investor/earning_releases.asp. The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. toll free number +1-877-847-0047, Hong Kong toll free number +852-3006-8101, Singapore toll free number +800-852-3396; Password for all regions: 5510.

A replay of the call will be available from approximately 10:00PM Eastern Time on August 1, 2005 (or 10:00AM August 2, 2005 in the Beijing/HK time zone) to 10:00PM Eastern Time on August 16, 2005(or 10:00AM August 17, 2005 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-877-847-0047, HK Toll Free Number +852-3006-8101, Singapore Toll Free Number 800-852-3396, Passcode: 534719.

ABOUT CHINA FINANCE ONLINE CO. LIMITED

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Finance Online's historical and possible future losses, limited operating history, uncertain regulatory landscape in the People's Republic of China, fluctuations in quarterly operating results, failure to successfully compete


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against new and existing competitors, and the company's reliance on China
Finance Online's reliance on relationships with Chinese stock exchanges and raw data providers. Further information regarding these and other risks is included in China Finance Online's annual report on Form 20-F for the year ended December 31, 2004, and other filings with the Securities and Exchange Commission.China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


For further information please contact:


Jing Wu
China Finance Online Co. Limited
Tel: (86-10) 6621-0425
Email: ir@jrj.com

                        China Finance Online Co. Limited
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
              (In thousands of U.S. dollars, except per share data)


                                                      Three months ended                             Six months ended
                                     Jun. 30, 2005      Jun. 30, 2004      Mar. 31, 2005      Jun. 30, 2005      Jun. 30, 2004
                                      (unaudited)        (unaudited)        (unaudited)        (unaudited)        (unaudited)
Gross revenues                       $       1,875      $       1,340      $       1,940      $       3,815      $       2,285
Business tax                                   (33)                (5)               (15)               (48)               (16)
                                     -------------      -------------      -------------      -------------      -------------
Net revenues                                 1,842              1,335              1,925      $       3,767              2,269

   Cost of revenues                           (111)               (91)              (111)              (222)              (188)
                                     -------------      -------------      -------------      -------------      -------------
Gross profit                                 1,731              1,244              1,814              3,545              2,081

Operating expenses
   General and administrative                 (373)               (93)              (357)              (730)              (165)
   Product development                         (54)               (43)               (58)              (112)               (80)
   Sales and marketing                        (486)              (221)              (226)              (712)              (346)
   Stock-based compensation                    (96)               (67)               (80)              (176)              (157)
                                     -------------      -------------      -------------      -------------      -------------
Total operating expenses                    (1,009)              (424)              (721)            (1,730)              (747)

Income from operations                         722                820              1,093              1,815              1,334
Interest income                                388                 30                343                731                 43
Other expenses                                  --                 (1)                --                 --                 --
                                     -------------      -------------      -------------      -------------      -------------
Income before income taxes                   1,110                849              1,436              2,546              1,377

Income tax benefit (expenses)                 (101)                93               (160)              (261)                83
                                     -------------      -------------      -------------      -------------      -------------
Net income                           $       1,009      $         942      $       1,276      $       2,285      $       1,461

Income attributable to
   ordinary shareholders                     1,009                942              1,276              2,285              1,461
Income per share
Basic                                         0.01               0.04               0.01               0.02               0.07
Diluted                                       0.01               0.01               0.01               0.02               0.02
Income per ADS
Basic                                         0.05               0.20               0.06               0.12               0.33
Diluted                                       0.05               0.06               0.06               0.11               0.09
Weighted average ordinary shares
Basic                                   95,534,474         22,612,941         99,329,933         97,432,203         22,369,622
Diluted                                106,128,111         84,385,755        110,899,696        108,513,904         83,940,159
Weighed average ADSs
Basic                                   19,106,895          4,522,588         19,865,987         19,486,441          4,473,924
Diluted                                 21,225,622         16,877,151         22,179,939         21,702,781         16,788,032


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


                        China Finance Online Co. Limited
                      CONDENSED CONSOLIDATED BALANCE SHEET
                         (In thousands of U.S. dollars)


                                                      Jun. 30, 2005  Dec. 31, 2004
                                                       (unaudited)       (note)

ASSETS
Current assets:
  Cash and cash equivalents                                 61,834       70,596
  Account receivable                                            18           34
  Income tax recoverable                                        --           14
  Prepaid expenses and other current assets                  1,581          332
  Deferred tax assets                                          207          386
Total current assets                                        63,640       71,362
  Property and equipment, net                                  360          417
  Rental deposit                                                40           31
  Goodwill, net                                                 51           51
Total assets                                                64,091       71,861
                                                           -------       ------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Deferred revenue                                           3,393        3,487
  Accrued expenses and other current liabilities               145          286
  Income tax payable                                            --           --
Total current liabilities                                    3,538        3,773
Shareholders' equity
  Ordinary shares                                               13           13
  Additional paid in capital                                64,224       64,175
  Treasury stock                                           (10,000)          --
  Retained earnings                                          6,511        4,225
  Deferred stock compensation                                 (195)        (325)
Total shareholders' equity                                  60,553       68,088
Total liabilities and shareholders' equity                  64,091       71,861

Note: the information for the year ended December 31, 2004, is derived from the audited financial statements.


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